Mail Stop 3561

      	May 9, 2006

Mr. Peter H. Engel
Chief Executive Officer and Treasurer
Affinity Media International Corp.
11601 Wilshire Boulevard, Suite 1500
Los Angeles, California 90025

      Re:	Affinity Media International Corp.
      Amendment No. 3 to Registration Statement on
      Form S-1
		Filed on May 8, 2006
   File No. 333-128707

Dear Mr. Engel:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.
2. We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $6.00, or 100% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.
3. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Risk Factors, page 10
4. In the risk factor on page 18, that the company may be deemed an investment company, we note the statement that the company "will own investment securities." Please reconcile this statement with the disclosure on page 27 that the net proceeds of the offering will be invested only in United States "government securities." See Section
3(a)(2) of the Investment Company Act of 1940.

Financial Condition and Results of Operations page 31
5. We note the disclosure on page 31 that "the proceeds in the trust fund ... may be used ... if there is insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees." Please disclose whether the funds held in trust would be available for these expenses only upon the company consummating a business combination.

Financial Statements

Balance sheet, F-3
6. Please revise your description of common stock to indicate
15,000,000 shares of common stock are authorized.

Part II

Item 15. Recent Sale of Unregistered Securities
7. In regards to the company`s private placement with Mr. Engel and two non-affiliated investors, please disclose the possibility that the filing of a registration statement may be considered general solicitation.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 551-3388 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at
(202) 551-3233 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director


cc:	Stuart Neuhauser, Esq.
	Fax: (212) 370-7889

Mr. Peter H. Engel
Affinity Media International Corp.
May 9, 2006
Page 2